Exhibit 99.1

NOVA LTD.

5 David Fikes St., Rehovot
Israel

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SUPPLEMENTAL PROXY STATEMENT
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2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Supplemental Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Nova Ltd. (to which we refer as “we”, “us” “Nova” or the “Company”) to be voted at the 2022 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof.

This Supplemental Proxy Statement supplements the proxy statement previously sent to the Company’s shareholders with respect to the Meeting, which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission, or Commission, on May 19, 2022 (which we refer to as the “Proxy Statement”). The Meeting will be held, as originally scheduled, at 5:00 p.m. (Israel time) on June 23, 2022, at the Company’s offices at 5 David Fikes St., Rehovot, Israel. The declared record date of the Meeting, May 24, 2022, remains unchanged as well.

   As described in the Proxy Statement, there are six proposals to be addressed at the Meeting. This Supplemental Proxy Statement is furnished in order to provide shareholders with additional information to consider with respect to the Proposal Nos. 2 and 3 presented in the Proxy Statement.

PROPOSAL NO. 2
(ADDITIONAL INFORMATION)

APPROVAL OF THE COMPANY’S COMPENSATION POLICY

Background

At the Meeting, our shareholders are being asked to approve a compensation policy (“Compensation Policy”) as required by the Israeli Companies Law 5759-1999, and regulations promulgated thereunder (the “Companies Law”).

The proposed Compensation Policy is designed to promote our objectives, business plan and long-term strategy, to create appropriate incentives to our office holders while taking into consideration the size and nature of operations of our Company as well as the competitive environment in which we operate. To that end, a portion of an office holder compensation package is targeted to reflect both our short- and long-term goals, the office holder’s individual performance, as well as measures designed to reduce office holder’s incentive to take excessive risks that may harm us in the long-term.

When considering the proposed revisions to the Compensation Policy, the compensation committee and the Board analyzed numerous factors, including the Company objectives, business plan and long-term strategy, as well as a comprehensive benchmark analysis prepared by Compvision, an independent compensation advisor. The comprehensive benchmark analysis included a survey of compensation policy terms of ten peer companies prepared by Compvision. Such survey included Israeli companies listed in the U.S., some of which are also listed on the Tel Aviv Stock Exchange Ltd. This survey indicated that the terms of our proposed Compensation Policy are in line with market practices.

The compensation committee and the Board further noted that due to the increase in the Company’s share price, several adjustments are required to the maximum annual equity-based compensation levels.

Proposed Changes

In response to feedback received following the publication of the Proxy Statement, the compensation committee and the Board resolved to adopt the following changes:

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Section 9.8 of the Compensation Policy: keep the limitation under the section in accordance with the current Compensation Policy with no change. Accordingly, the limit on overachievement annual bonus will not change and be kept at 200% of the annual base salary of the President and Chief Executive Officer.

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Section 13.2 of the Compensation Policy: lower the limitation with respect to equity grants to our President and Chief Executive Officer to 650% (instead of 700%) with an additional limitation of 0.2% of the market capitalization of the Company (to ensure that in event of a decline in our market capitalization, the limit on equity grants will be reduced as well to reflect a lower threshold for lower performance) and revise accordingly the section to read as follows: “In determining the equity-based compensation granted to each Executive Officer, the Compensation Committee and Board shall consider the factors specified in Section 13.1 above, and in any event the total fair market value of an annual equity-based compensation at the time of grant shall not exceed: (i) with respect to the CEO – the lower of 650% of the CEO’s annual base salary or 0.2% of the  market capitalization of  the Company; and (ii) with respect to each of the other Executive Officers - 300% of such Executive Officer’s annual base salary.”

PROPOSAL NO. 3
(ADDITIONAL INFORMATION)

APPROVAL OF EMPLOYMENT TERMS OF
MR. EITAN OPPENHAIM, THE PRESIDENT AND CHIEF EXECUTIVE OFFICER OF
THE COMPANY

Background

At the Meeting, our shareholders are being asked, among others, to approve the following employment terms of Mr. Eitan Oppenhaim as our President and Chief Executive Officer:

1. An increase of Mr. Oppenhaim’s monthly salary by 7% which brings the total base salary to NIS 172,500 (from NIS 161,000) effective as of June 2022 salary.

2. An increase of the annual target bonus that Mr. Oppenhaim is entitled to for 100% achievement, to eighteen (18) monthly base salaries (from 14 monthly salaries). For overachievement performance, Mr. Oppenhaim shall be entitled to up to twenty-eight (28) monthly base salaries.

3. A grant of 19,690 restricted share units ("RSUs") and 19,690 performance share units ("PSUs") to be made on July 1, 2022 (the "2022 CEO Grant").

Under the Companies Law, any arrangement between a company and a director relating to his or her compensation, must be consistent with the company’s compensation policy, and also requires the approval of that company’s compensation committee, board, and shareholders by a simple majority, in that order.

The shareholder vote on this matter is binding under Israeli law and not merely advisory, unlike the “say-on-pay” votes found in some proxy statements for U.S. domestic companies. If this Proposal 3 is not approved by the affirmative vote of our shareholders, the Company will NOT be authorized to award any equity grant to our Chief Executive Officer for 2022 and the proposed changes to his compensation will not take effect.

          The proposed amendments to the employment terms of Mr. Oppenhaim were approved by the compensation committee and the Board, while considering, among others, Mr. Oppenhaim’s performance and contribution to the Company. The amended terms reflect Mr. Oppenhaim’s experience, a comprehensive compensation survey provided to the members of the compensation committee and the Board prepared by an independent compensation advisor, Aon - Human Capital Solutions (Radford) of 15 peer companies, reflecting a total compensation at 50-75% percentile against the peer group. The peer group was constructed with careful consideration and represents an appropriate comparison pool based on the peer companies’ industry, size, revenue and maturity stage, was approved by our compensation committee and included, among others, ACM Research, Inc., Axcelis Technologies, Inc., Azenta, Inc., Camtek Ltd., Kornit Digital Ltd., Teradyne Inc. Tower Semiconductor Ltd., Maytronics Ltd. and Veeco Instruments Inc. In addition, the Board noted the total shareholder return of the Company during 2021 of 108% compared to the peer group (with an average of 65%), showing the strong position of the Company compared to the market. Under Mr. Oppenhaim’s leadership the Company has also shown significant growth in revenue and profit this year (Company product revenue grew 61% in 2021 versus a published Gartner survey of 43%).

CEO Annual Bonus Structure - Further Considerations

Our compensation committee regularly reviews our compensation practices and policies, and, along with our Board, periodically modifies our compensation programs in light of evolving trends and competitive positions.

The personal compensation packages of our executives, including our President and Chief Executive Officer, are determined by the compensation committee and the Board based on a performance review process that is conducted by the compensation committee on an annual basis. The results of such review are used to determine the extent to which an executive has earned his or her variable compensation for the previous financial year, and serve as a key factor in considering potential future updates of an executive’s compensation package. The compensation committee reviews the personal performance of our executives, considering the actual achievement of the specific performance goals that were set for them at the beginning of the previous year as well as our President and Chief Executive Officer’s assessment of the personal performance of the executives (and in the case of the President and Chief Executive Officer, the assessment of our Board of his performance).

Each year, the compensation committee determines and recommends to the Board the financial and strategic goals that are applied to the executives’ performance-oriented, variable compensation based on the Company’s annual operating plan for that year and its strategic plan for the upcoming years. These quantitative and qualitative goals are assigned to each executive, including our President and Chief Executive Officer, as part of his or her annual bonus plan. These goals are designed to align executive pay with Company long-term performance, promote successful achievement of critical milestones in the Company’s growth and execution of its strategy and mitigate material risks, thereby creating long-term Company and shareholder value.

The annual target bonus of the Company’s President and Chief Executive Officer for the year ended December 31, 2021 was divided into the following discrete components that were weighted as follows (the “2021 Bonus Plan”):

Component	Component Weight (as % of Total Target Bonus)
Company Non-GAAP operating profit	30%
Company revenue	25%
Company’s organic growth engines (including technology targets)	5%
Certain strategic goals according to the Company’s long-term strategic planning (including M&A targets)	10%
Customers’ related objectives	10%
Company transformation targets (including with respect to Company’s infrastructure, COVID-19 matters and the Company’s various territories)	10%
A discretionary evaluation of the overall performance in the fiscal year by the compensation committee and the Board	10%

Each component was measured against a target that was determined by the compensation committee and the Board in February 2021 resulting in a total score of 397%. In addition, the 2021 Bonus Plan payout was subject to certain thresholds related to the Company’s revenue and profitability. These thresholds had been met in 2021.  As required by the Company’s compensation policy, the total annual cash bonuses awarded to all our executive officers in 2021 did not exceed 10% of our non-GAAP operating profit in 2021 as detailed in the Form 6-K furnished by the Company to the Commission on February 24, 2022. Information on the total annual bonus (including the overachievement component) paid to our President and Chief Executive Officer is provided in the Proxy Statement.

The annual target bonus of the Company’s President and Chief Executive Officer for the year ending on December 31, 2022, as set by our compensation committee and the Board is divided into the following discrete components that will be weighted as follows (the “2022 Bonus Plan”):

Component	Component Weight (as % of Total Target Bonus)
Company Non-GAAP operating profit	30%
Company revenue	25%
Organic growth engines	10%
Strategy and M&A	10%
ancosys PMI (Post Merger Integration)	15%
A discretionary evaluation of the overall performance in the fiscal year by the compensation committee and the Board	10%

The 2022 Bonus Plan payout is subject to certain thresholds related to the Company’s revenue (90% of budget) and profitability (75% of budget). Further, in accordance with our compensation policy, the total annual cash bonuses awarded to all our executive officers in 2022 cannot exceed 10% of our non-GAAP operating profit for 2022.

CEO Annual Bonus Structure – Proposed Change

In response to feedback received following the publication of the Proxy Statement, the compensation committee and the Board resolved to limit the overachievement bonus to twenty-four (24) monthly base salaries (in accordance with the current Compensation Policy), instead of twenty-eight (28) monthly base salaries, as originally proposed.

CEO Equity Grants - Further Considerations

In assessing the structure and terms of the proposed 2022 CEO Grant, our compensation committee and Board also reviewed, in consultation with Aon - Human Capital Solutions (Radford), the mix of equity award types granted to Mr. Oppenhaim in the past, as well as in comparison to other chief executive officers in our peer group and noted that a mix of 50% RSUs and 50% PSUs is in line with market practice.

In addition, the performance criteria selected (on-GAAP operating profit) will motivate and incentivize our President and Chief Executive Officer to drive strong profitability, and is tied to key and important financial indicator of our performance and operations that we use for financial and operational decision-making and for evaluating our own financial results over different periods of time.